                                                                  EXHIBIT (a)(7)


This announcement is neither an offer to purchase nor a solicitation of an offer to sell Common Units. The Offer is made solely by the Offer to Purchase dated April 9, 1999, and the related Letter of Transmittal (and any amendments or supplements thereto) and the Offer is being made to all holders of Common Units. The Purchaser is not aware of any jurisdiction in which the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer, the Purchaser will make a good faith effort to comply with such statute. If, after such good faith effort, the Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Common Units in such state. In any jurisdiction where securities or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                     Notice of Offer to Purchase for Cash
                         All Outstanding Common Units
                                      of
                        National Propane Partners, L.P.
                                      at
                          $12.00 Net Per Common Unit
                                      by
                            Columbia Propane, L.P.
                     the managing general partner of which
                        is a wholly-owned subsidiary of
                         Columbia Propane Corporation

Columbia Propane, L.P., a Delaware limited partnership (the "Purchaser"), which has as its managing general partner CP Holdings, Inc., a Delaware corporation ("Purchaser General Partner"), which is a wholly-owned subsidiary of Columbia Propane Corporation ("Purchaser Holdings"), is offering to purchase all the outstanding common units (the "Common Units") representing limited partner interests in National Propane Partners, L.P., a Delaware limited partnership (the "Partnership"), at a price of $12.00 per Common Unit (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 9, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Purchaser Holdings is a wholly-owned subsidiary of Columbia Energy Group.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, MAY 6, 1999, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to a Purchase Agreement dated as of April 5, 1999 (the "Purchase Agreement"), among the Purchaser, Purchaser General Partner, Purchaser Holdings, the Partnership, National Propane Corporation, the managing general partner of the Partnership ("National MGP"), National Propane SGP, Inc., the special general partner of the Partnership and Triarc Companies, Inc., the indirect parent of the general partners of the Partnership. Pursuant to the Purchase Agreement, following the consummation of the Offer, the Partnership will be merged with and into the Purchaser (the "Merger"). On the effective date of the Merger, each outstanding Common Unit (other than units held by any direct or indirect wholly-owned subsidiary of Purchaser General Partner) will be converted into the right to receive $12.00 in cash, without interest. The Purchase Agreement is more fully described in the Offer to Purchase.
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The Offer is conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration of the Offer that number of Common Units that constitutes at least a majority of the then outstanding Common Units of the Partnership on a fully diluted basis. The Offer is also subject to certain other terms and conditions set forth in the Offer to Purchase. See Sections 1, 14 and 15 of the Offer to Purchase.

The Board of Directors of National MGP, Managing General Partner of the Partnership (the "National Board"), acting on the recommendation of the special committee of the National Board, has unanimously approved and adopted the Purchase Agreement, the Offer and the Merger, and has determined that the Offer and the Merger are fair to and in the best interests of the holders of Common Units ("Unitholders") and recommends that the Unitholders accept the Offer and tender their Common Units.

For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment, and thereby purchased, Common Units validly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to Chase Mellon Shareholder Services, L.L.C. (the "Depositary") of the Purchaser's acceptance for payment of such Common Units. Upon the terms and subject to the conditions of the Offer, payment for Common Units accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering Unitholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering Unitholders whose Common Units have been accepted for payment. In all cases, payment for Common Units accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Common Units or timely confirmation of book-entry transfer of such Common Units into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in
Section 2 of the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY THE PURCHASER ON THE PURCHASE PRICE OF THE COMMON UNITS, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

The term "Expiration Date" means 12:00 Midnight, New York City time, on May 6, 1999, unless and until the Purchaser shall have extended the period of time during which the Offer is open, either in its sole discretion or pursuant to the mandatory extension requirements set forth below, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchaser, shall expire. Pursuant to the terms of the Purchase Agreement, the Purchaser must extend the Offer from time to time to the extent necessary to permit cure, resolution, elimination or waiver of the conditions set forth in Section 14 of the Offer to Purchase; provided, that the Purchaser shall not be obligated to make any such extension (x) if the Purchaser reasonably determines that any condition set forth in Section 14 of the Offer to Purchase is not capable of being cured, resolved or eliminated, (y) after the termination of the Purchase Agreement in accordance with its terms or (z) in any event, to a date later than 60 days following the commencement of the Offer. In addition, the Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, and regardless of whether or not any of the events set forth in Section 14 of the Offer to Purchase shall have occurred, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Common Units, by giving oral or written notice of such extension to the Depositary and (ii) subject to the terms of the Purchase Agreement, to amend the Offer in any other respect by giving oral or written notice of such amendment to the Depositary. There can be
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no assurance that the Purchaser will exercise its right to extend the Offer
(other than as may be required by applicable law). Any such extension will be followed by a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Common Units previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering Unitholder to withdraw such Unitholder's Common Units.

Except as otherwise provided below, tenders of Common Units are irrevocable. Common Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after June 7, 1999. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person having tendered the Common Units to be withdrawn, the number of Common Units to be withdrawn and the name of the registered holder of the Common Units to be withdrawn, if different from the name of the person who tendered the Common Units. If certificates for Common Units to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Common Units have been tendered by an Eligible Institution as defined in Section 2 of the Offer to Purchase, the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Common Units have been tendered pursuant to the procedures for book-entry transfer as set forth in
Section 2 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Common Units and otherwise comply with the Book-Entry Transfer Facility's procedures. Withdrawals of tenders of Common Units may not be rescinded, and any Common Units properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Common Units may be retendered by again following one of the procedures described in
Section 2 of the Offer to Purchase at any time prior to the Expiration Date. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding.

The Partnership has provided the Purchaser with Unitholder lists and security position listings for the purpose of disseminating the Offer to Unitholders. The Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to Unitholders and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Unitholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to Unitholders.

The information required to be disclosed by Rule 14d-6(e)(1)(vii) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers below. Requests for additional copies of the Offer to Purchase, the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or to the Dealer Manager. Copies will be furnished promptly at the Purchaser's expense. No fees or commissions will be paid to any broker or dealer or any other person (other than the Dealer Manager, the
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Information Agent and the Depositary) in connection with the solicitation of tenders of Common Units pursuant to the Offer.

The Information Agent for the Offer is:
Innisfree M & A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Call Toll-Free: (888) 750-5834
Banks and Brokers Call: (212) 750-5833 (Collect)

The Dealer Manager for the Offer is:
PaineWebber Incorporated
1285 Avenue of the Americas
New York, New York 10019
Call Toll-Free: (800) 548-1775
Banks and Brokers call collect: (212) 713-9924

April 9, 1999